

July 24, 2009

Ms. Hilda Kouvelis, Vice President and Chief Financial Officer
Transatlantic Petroleum Corporation
Suite 1840, 444 – 5th Ave., S.W.
Calgary, Alberta CANADA T2P 2T8

> **Re: Transatlantic Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 27, 2009**
> **File No. 0-31643**

Dear Ms. Kouvelis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Governmental Regulation, and Risk Factors, page 6

1.   We note that that you currently have projects in Romania, Morocco, and Turkey. Please include in your governmental regulation and risk factors section disclosure detailing risks and governmental regulation specifically related to the locations of your exploration projects or advise why you believe such disclosure is not required.

2.   In addition, given the civil unrest in areas of southern Turkey, in particular the areas bordering the Syrian and Iraqi border please include risk factors specific to these risks and how these risks could impact your exploration and development of your properties located in southern Turkey.

Liquidity and Capital Resources, page 27

3.   Expand the final paragraph on this page to indicate the government or agency that provides regulatory approval.

Related Party Transactions, page 28

4.   Given the affiliation between you and Riata, discuss how you determine the terms of any Riata Group member.

Management's Report on Internal Control Over Financial Reporting, page 29

5.   We note your language on page 29 stating that management's report on internal controls over financial reporting shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act. Please revise your disclosures to clarify that this disclosure relates only to management's report on internal control over financial reporting. In this regard, please note that the information required by Item 307 of Regulation S-K must be filed, not furnished.

Notes to Consolidated Financial Statements

Note 14 – Acquisitions, page F-25

6.   Tell us how you determined that you are the acquiring entity of Longe Energy Limited ("Longe") under paragraphs 15-18 of Statement of Financial Accounting Standards (SFAS) 141, given the prior and concurrent private placements with members of the Riata Group described on page F-28 and F-6 of the footnotes to your financial statements.

7.   We understand that Mr. N. Malone Mitchell, III and his related affiliates, including the Riata Group, held approximately 70% of your outstanding common stock at the time of acquisition of Longe. We also note Longe was previously 100% owned by Longfellow Energy, L.P., which is a member of the Riata Group. Tell us how you determined that the Longe acquisition is not a transaction between entities under common control, as described in SFAS 141, paragraphs D11-D13.

8.   We note you believe the operations of Longe did not constitute a business under the provisions of EITF 98-3, as referenced by SFAS 141. Please tell us what factors you considered in reaching this conclusion.

9.   On a related note, tell us how you considered the provisions of Regulation C, Rule 405 in determining whether Longe meets the definition of a predecessor, requiring additional financial information.

10.   We note you valued the shares issued as consideration in the acquisition of Longe at $0.71 per common share based on the closing price on December 30, 2008. However, we also note your disclosure of the private placement issued concurrently with the acquisition, in which the shares were issued at $1.20 per share. Please tell us what factors contributed to the variability between the share issuance price and why you believe the use of the price as of the acquisition date is appropriate. Please refer to paragraphs 22 and 39 of SFAS 141 and the provisions of EITF 99-12 for further guidance.

11.   We note the allocation of net assets acquired from Longe at their fair value include property and equipment at a value significantly less than the carrying value reported by Longe on its balance sheet as of November 30, 2008 as filed in your Form 8-K/A on March 18, 2009. Further, we note you recorded a $20 million pro forma adjustment in the related pro forma financial statements included in that Form 8-K/A to reduce the carrying value of acquired oilfield service equipment and unproved crude oil and natural gas properties to fair value. Tell us what factors caused these acquired assets to be written down by $20 million. It may be helpful to describe how you determined the fair value of these acquired assets.

12.   On a related matter, we note the footnotes of Longe's financial statements as of November 30, 2008 provide the detail behind the total other property, plant and equipment, net balance. We note construction in progress totaled approximately $24.9 million of the $44.2 million balance. Please tell us what this construction in progress relates to how you have accounted for and classified the balance in your balance sheet as of December 31, 2008.

Note 15 – Commitments and Contingencies, page F-27

13.   Please disclose the terms and conditions of your commitments for your permits and contracts.

Note 16 – Related Party Transactions, page F-28

14.   Provide disclosure as to the nature of the relationship you have with the Riata
        Group under the services agreement and how any amounts recorded for goods or
        services received or provided are determined. Refer to SFAS 57.

Form 10-Q for the Quarter Ended March 31, 2009

Changes in Internal Control Over Financial Reporting, page 29

15.   Disclose any material change to your internal control over financial reporting due
        to your reported acquisitions. Please refer to the answer to Question 3 of
        "Management's Report on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked
        Questions" on our website at
        www.sec.gov/info/accountants/contolfaq1004.htm.

Financial Statements

16.   We note the acquisition of Incremental Petroleum Limited ("Incremental") was
        significant to your overall oil and gas activities. As this acquisition represents a
        significant change or event since your most recent annual financial statements,
        please provide the disclosures required by SFAS 69 in your interim financial
        statement footnotes. You may refer to paragraph 9 of SFAS 69 for further
        guidance.

4. Acquisitions, page 14

17.   We note your disclosure that you purchased 15,025,528 shares of Incremental
        from Mr. Mitchell, a related party, on March 20, 2009. We understand the
        closing of the offer for other shares in Incremental closed on March 6, 2009;
        however, the actual purchase of these shares did not occur until April 20, 2009. It
        appears your accounting for the shares from Mr. Mitchell should be recognized as
        a related party transaction, separately from the purchase of the other shares on
        April 20, 2009. Please tell us how you accounted for the purchase of shares from
        Mr. Mitchell and refer to the related literature supporting your accounting.

18.   In addition, it appears the acquisition of the remaining Incremental shares
        occurred subsequent to the March 31, 2009 reporting period. Therefore, it is
        unclear why you have accounted for your purchase of these interests prior to the

purchase date. Please identify the acquisition date and clarify your basis for determining the acquisition date of Incremental under SFAS 141R, paragraphs 10 and 11. In your response, please tell us your ownership percentage of Incremental as of March 31, 2009.

7. Property and Equipment, page 16

(b) Drilling Services and Other Equipment, page 17

19.   We note from your disclosure in your footnotes to the Form 10-K as of December 31, 2008 that other property and equipment is depreciated over their estimated useful lives ranging from 3 to 7 years. Your accumulated depreciation and related depreciation expense recognized for the quarter ended March 31, 2009 does not appear consistent with this policy.   Please clarify your calculation of depreciation expense for these assets during your first quarter of fiscal year 2009 and tell us if your accounting policy for these assets has changed.

9. Loan Payable, page 17

20.   You have disclosed that the credit agreement with Dalea provides for advances denominated in U.S. dollars but funded in Australian dollars at an agreed upon currency exchange. It appears this provision is an embedded derivative under the provisions of SFAS 133. Please tell us how you have accounted for this provision in your financial statements as of March 31, 2009 and December 31, 2008.

Form 8-K/A Filed May 21, 2009

Exhibit 99.2

21.   Your disclosure in note (A), which details the fair value allocation of assets and liabilities acquired from Incremental cannot be clearly identified in your pro forma balance sheet adjustments. Please provide further detail in order to clearly identify how the fair values presented translate into the pro forma adjustments presented in the pro forma balance sheet.

22.   Tell us where you have included pro forma adjustments to provide for consistent accounting for your oil and gas activities. We note you accounted for your oil and gas activities under the full cost method as of December 31, 2008 and changed your accounting in your interim financial statements as of March 31, 2009. Incremental appears to follow a different method of accounting as of December 31, 2008 based on the financial statements presented under IFRS. Please provide a separate discussion of how you adjusted the accounting for these activities so that they are consistent in the pro forma financial statements.

23.   Tell us where you have accounted for the non-controlling interest in Incremental
        in the pro forma financial statements. Please quantify the non-controlling interest
        percentage.

24.   Rule 11-02(b)(5) of Regulation S-X states pro forma adjustments to the income
        statement should not include adjustments for amounts that are non-recurring.
        Therefore, it appears your adjustment for direct costs associated with the
        acquisition in note (H) is not appropriate in your pro forma financial statement of
        operations.

25.   Similar to our comment above, please expand your disclosures in note (P) to
        identify how and where you have accounted for the embedded derivative
        associated with the credit agreement with Dalea.

Engineering Comments

Form 8-K/A filed May 21, 2009

Unaudited Pro Forma Condensed Combined Financial Statements - Exhibit 99.2

Standardized Measure of Oil and Gas Quantities

26.   We note your disclosure of 10.5 million barrels of proved reserves. Please furnish
        to us the petroleum engineering reports – in hard copy and electronic format - you
        used as the basis for these proved reserve disclosures. The report should include:

    a) One-line recaps for each property sorted by field and by present worth within
        each proved reserve category including the dates of first booking and estimated
        first production for your proved undeveloped properties;
    b) Total company summary income forecast schedules for each proved reserve
        category with proved developed segregated into producing and non-producing
        properties;
    c) Individual income forecasts for the three largest wells/locations (net equivalent
        reserve basis) in the proved developed and proved undeveloped categories;
    d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy
        well performance) for each of these six largest wells/locations.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, Shannon Buskirk at (202) 551-3717 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director